UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Reports Q2 2022 Results

•	Q2 2022 Consolidated Group Revenue increased 0.7% year-over-year to RUB 127.8 bn. Consolidated Group revenue for 6M 2022 increased 4.2% to RUB 259.7 bn.

•	Q2 2022 Group Adjusted OIBDA[1] amounted to RUB 51.8 bn. Group Adjusted OIBDA for 6M 2022 amounted to RUB 108.2 bn.

•	Q2 2022 Group Net Profit[2] amounted to RUB 10.9 bn. Group Net Profit for 6M 2022 amounted to RUB 14.8 bn.

MOSCOW, August 18, 2022 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a leading provider of digital and media services and Russia’s largest mobile operator, announces its second-quarter 2022 financial and operating results.

In Q2 2022, Consolidated Group Revenue increased 0.7% year-over-year to RUB 127.8 bn, driven primarily by the performance in the Company’s Telecom, Fintech, and Media3 verticals. Group Adjusted OIBDA amounted to RUB 51.8 bn on the back of provisions accrual in the Fintech segment, reflecting challenging macroeconomic environment. In Q2 2022, Group Net Profit came to RUB 10.9 bn.

Viacheslav Nikolaev, President & CEO, commented: “In the second quarter of 2022, MTS largely adapted to the new macroeconomic environment. Communication services have always been and will continue to be a basic human necessity, and our primary goal remains to ensure uninterrupted network connectivity regardless of economic constraints.

MTS’s strategy to develop a digital product ecosystem based on a strong telecoms platform is proving relevant in the new economic environment. We have seen stable demand for connectivity services from private and corporate customers alike and continue to see growth in the popularity of our MTS Premium subscription service. We are also launching new products and continue to invest in new areas, some of which are showing double-digit revenue growth.

I am confident that our expertise and ability to provide uninterrupted, high-quality services will enable us to overcome challenges and will be the key to the sustainability of our business.”

1 Adjusted OIBDA for 2Q 2022 doesn't include a loss from impairment of non-current assets of RUB 282 m.

2 Attributable to owners of the Company.

3 The financial results for the Media operating segment are presented in the «Other» category in the Group’s consolidated financial statements.

Business-lines highlights

Telecom

•	Russia connectivity services revenue increased 4.2% year-over-year to reach RUB 106.1 bn in Q2 2022.

•	The number of Russia three-month active mobile subscribers remained stable quarter-on-quarter, totaling to 80.0 m.

•	Russia sales of handsets and accessories declined 47.4% year-over-year to RUB 7.9 bn in Q2 2022.

•	The number of monthly active MyMTS app users decreased slightly to 25.8 m as of the end of the reporting period.

Fintech

•	Fintech revenue increased 37.2% year-over-year in Q2 2022 to reach RUB 15.9 bn.

•	The number of MTS Bank clients grew 18.6% year-over-year to 3.1 m as of the end of the quarter.

•	The number of MTS Bank mobile app 3-month active users increased 36.5% year-over-year to 1.9 m as of the end of the period.

Media

•	The number of over-the-top media subscribers increased 4.8% quarter-on-quarter, reaching 4.9 m as of the end of Q2 2022.

•	The number of total media pay-TV viewers increased 3.4% quarter-on-quarter to 9.3 m by the end of Q2 2022.

Ecosystem

•	The number of MTS ecosystem clients surged to 12.3 m as of the end of Q2 2022, up 66% compared with the same period a year earlier.

•	The average number of products per customer increased to 1.55, up from 1.37 in the same period last year.

Financial results

Consolidated MTS Group key figures4 (RUB bn)

2Q22	2Q21	Change, %
Revenue	127.8	126.9	0.7%
o/w Russia	126.0	125.3	0.6%
Adjusted OIBDA[5]	51.8	57.1	-9.2%
o/w Russia	51.2	56.0	-8.5%
Operating profit	22.3	30.4	-26.4%
Profit attributable to owners of the Company	10.9	17.2	-36.4%
Cash CAPEX[6]	22.0	25.8	-14.6%
Net debt[7]	419.0	348.5	20.2%
Net debt / LTM Adjusted OIBDA	1.9	1.6	0.3	x

6M 2022 highlights	6M22	6M21	Change, %
Group Revenue	259.7	249.3	4.2%
Group Adjusted OIBDA[8]	108.2	112.3	-3.6%
Operating cash flow	54.0	48.2	12.0%
Free cash flow ex-Bank & cash proceeds from sale of VF Ukraine	-5.3	16.8	n/a

For Q2 2022, Group Revenue increased 0.7% to RUB 127.8 bn driven primarily by growth in core connectivity services as well as at Fintech and other businesses, which offset a decline in sales of handsets & accessories.

Group Adjusted OIBDA amounted to 51.8 bn, with a positive contribution coming from telecom and media services. At the same time, MTS Bank provisions, inflated due to the more challenging macroeconomic conditions during the first half of 2022 more than offset positive Adjusted OIBDA drivers.

Group Net Profit totaled RUB 10.9 bn. versus the year-ago period, pressure came from increased financing costs amid a higher interest rate environment; greater MTS Bank provisions in the current macroeconomic conditions; higher level of depreciation & amortization reflecting recent CAPEX intensity.

Q2 2022 Group Cash Capital Expenditures amounted to RUB 22.0 bn, with a decrease of 14.6% compared with the same period a year earlier, largely due to the restrictions imposed on purchases of network equipment in 2022.

At the end of Q2 2022, MTS’s Net Debt6 stood at RUB 419.0 bn with a net debt weighted average interest rate of 7.6%. The decrease of 1.3 p.p. from the prior quarter was influenced largely by the easing of monetary policy and the gradual reduction in CBR rate. The Group’s Net debt ex-LL to Last-Twelve-Months Adjusted OIBDA ratio stood at 1.9x.

4 Financials for 2021 and 1Q 2022 have been restated due to the deconsolidation of NVision a.s. (Czech Republic).

5 Adjusted OIBDA for 2Q 2022 doesn't include a loss from impairment of non-current assets of RUB 282 m.

6 Net of cash proceeds under sharing agreement.

7 Excluding lease obligations.

8 Adjusted OIBDA for 6 months 2022 doesn't include a loss from impairment of non-current assets of RUB 489 m.

Russia results (accounts for over 98% of Group revenue)

(RUB bn)	2Q22	2Q21	Change, %
Revenue	126.0	125.3	0.6%
B2C	85.9	86.2	-0.3%
Connectivity	65.0	63.6	2.2%
sales of handsets	6.6	12.6	-47.4%
bank revenue	13.4	9.8	37.1%
other	0.9	0.2	367.7%
B2B/G	27.6	24.9	11.0%
Connectivity (ex bulk sms)	17.2	15.3	12.2%
Marketer	5.5	4.6	21.5%
sales of handsets	1.2	2.4	-47.3%
bank revenue	2.1	1.7	26.5%
cloud&other	1.6	1.0	56.9%
B2O	18.4	18.4	0.3%
Eliminations	-5.9	-4.1	43.9%
Adjusted OIBDA[9]	51.2	56.0	-8.5%
margin	40.6%	44.7%	-4.1	p.p
Net profit	12.0	16.9	-29.0%
margin	9.5%	13.5%	-4.0	p.p
Number of MTS Retail stores[10]	5420	5338	1.5%
Informative: connectivity revenue	106.1	101.8	4.2%

Connectivity services revenue in Russia grew 4.2% year-over-year in Q2 to RUB 106.1 bn supported by solid core telecom performance, including both mobile and fixed-line services and the expansion of Marketer services. Income from banking services continued to see solid year-over-year growth, up 35.5% to reach RUB 15.5 bn. In retail, sales of handsets and accessories in Russia declined 47.4% year-over-year to RUB 7.9 bn for the quarter.

9 Adjusted OIBDA for 2Q 2022 doesn't include a loss from impairment of non-current assets of RUB 282 m.

10 Number of owned and franchised MTS stores in operation at the end of the reporting period.

Shareholder returns

In June, at the Annual General Meeting of Shareholders (AGM), MTS shareholders approved annual dividends of RUB 33.85 per ordinary MTS share based on the Company’s full-year 2021 financial results, equivalent to a total of RUB 66.3 bn (RUB 66,334,910,976.95) when including quasi-treasury shares owned by MTS subsidiaries. FY2021 dividend payments in the amount of RUB 48,2bn were completed by August 16, 2022. Holders of American Depositary Receipts (ADR) will have the right to receive dividends after conversion of the depositary receipts into ordinary shares according to the current Russian legislation, subject to legal and regulatory limitations and restrictions that exist and/or may appear in the future. Under the currently closing down MTS ADR program, the period for the conversion of ADRs into MTS ordinary shares will generally end by January 12, 2023 (inclusive), subject to newly enacted by various authorities laws and regulations that may accelerate or delay this anticipated timeline.

Other country markets

Armenia

(AMD bn)	2Q22	2Q21	Change, %
Revenue	12.6	12.1	3.3%
OIBDA	6.8	6.9	-1.5%
margin	53.9%	56.6%	-2.7	p.p
Net profit	-0.2	-0.3	34.8%
margin	n/a	n/a	n/a

In Armenia, revenue in Q2 2022 grew 3.3% year-over-year to reach AMD 12.6 bn on the back of growing demand for mobile connectivity and fixed business solutions as well as increased guest roaming services. For the quarter, Armenia OIBDA amounted to AMD 6.8 bn, reflecting continuing costs optimization. In Q2 2022, the number of mobile subscribers in Armenia amounted to 2.3 m.

Belarus

(BYN m)	2Q22	2Q21	Change, %
Revenue	334	322	3.7%
OIBDA	185	170	8.8%
margin	55.3%	52.8%	2.5	p.p
Net profit	77	85	-9.4%
margin	23.1%	26.4%	-3.3	p.p

In Belarus, which is not consolidated, revenue in Q2 2022 increased 3.7% year-over-year to reach BYN 334 m. Belarus OIBDA increased 8.8% to BYN 185 m, reflecting solid core business performance (growth in revenue from data transfer). The number of mobile subscribers in Belarus remained largely unchanged at 5.7 m as of the end of the reporting period.

Recent company news

Corporate developments

In May, the Russian Government Commission on Monitoring Foreign Investment (“the Commission”) approved the Company’s request to maintain its American Depositary Receipts (ADR) program. The Commission’s decision provided for the continuation of circulation of MTS ADRs until July 12, 2022 (inclusive).

In June, MTS informed JPMorgan Chase Bank, N.A., the depositary under the existing MTS ADR program, of its intention to terminate the Deposit Agreement effective as of July 13, 2022.

In July, MTS was notified by the New York Stock Exchange (“NYSE”), that the staff of NYSE Regulation had determined to commence proceedings to delist the Company’s ADRs. Under the terms of the Deposit Agreement, the conversion of MTS’s ADRs into MTS’s ordinary shares shall be completed within six months after July 12, 2022, i.e., by January 12, 2023 (inclusive).

In August, MTS filed an application with J.P. Morgan Bank International of the launch of MTS ADR automatic conversion into ordinary shares under the current Russian legislation. J.P. Morgan Bank International is the Russian depositary which accounts for American Depositary Receipts (ADR) of MTS under MTS ADR Program held by JPMorgan Chase Bank, N.A. (JPMorgan). During the automatic conversion process, all Russian depositaries that currently account for ADRs will write ADRs off from the holders' accounts and credit MTS ordinary shares instead. No action is required on the part of ADR holders, independently on if they are residents or non-residents of Russian Federation. The entire conversion process should take approximately 3 weeks, starting from August 16, 2022.

***

In June, the MTS Armenia CJSC Board of Directors approved the appointment of Armen Avetisian as the CEO of MTS Armenia CJSC. Mr. Avetisian started his career in the telecom and IT industry in 2004 and has led the commercial and technical departments at several large telecom and IT companies. He was the head of MTS’s branch in Krasnoyarsk from 2013 to 2016, and was MTS’s Director for Regional Development from 2016 to 2021. He built the new Internet of Things business stream at MTS in the position of Vice President for the Internet of Things and Industrial Automation, which he held from March 2021 until his appointment as CEO.

***

In June, the Company held its Annual General Meeting of Shareholders (the “AGM”) in absentia. The AGM approved final annual FY2021 dividends of RUB 33.85 per ordinary MTS share based on the Company’s full-year 2021 financial results, equivalent to a total of RUB 66.3 bn (RUB 66,334,910,976.95) when including quasi-treasury shares owned by MTS subsidiaries. FY2021 dividend payments in the amount of RUB 48.2 bn were completed by August 16, 2022. Holders of ADRs will have the right to receive dividends after conversion of the depositary receipts into ordinary shares according to the current Russian legislation, subject to legal and regulatory limitations and restrictions that exist and/or may appear in the future.

In addition, the AGM approved: (1) the Company’s Annual Report and Annual Financial Statements; (2) Business Solutions and Technologies JSC as MTS’s auditor; (3) the MTS Charter as revised; and (4) the composition of the MTS Board of Directors and Audit Commission.

***

In June, following the AGM the MTS Board of Directors re-elected Felix Evtushenkov as Chairman of the Board and Regina von Flemming as Deputy Chairperson of the Board. The Board also approved the membership of its committees as well as the composition of the MTS Management Board.

***

In June, MTS announced the successful passing of a compliance management surveillance audit under ISO. The auditors recognized that MTS operated in line with international standards on compliance management. As a result of this recognition, MTS was successfully transferred the ISO 37301:2021 (formerly ISO 19600:2014) standard “Compliance Management Systems” and had confirmed its compliance with international standards concerning anti-bribery management systems (ISO 37001:2016).

***

In June and July, MTS announced new appointments to the management team:

-	Yury Samoylov was appointed as a Management Board member – Vice President for Infrastructure Development. Since 2007, Mr. Samoylov has led the cloud and commercial data-center provider DataLine LLC, which has been part of the Rostelecom Data Centers group of companies since 2020. From 2005 to 2007, he served as CEO of IBS DataFort, having previously held various senior positions at the company from 2000 to 2005.

-	Marina Nastasenko was appointed to a new position as a Management Board member – Vice President for Digital Products, effective September 5. Before the appointment, she served as General Director of Salyut for Business, a part of the Sber ecosystem.

-	Evgeniya Naumova, former Executive Vice President for Corporate Business of Kaspersky Lab, was appointed to the new position of Director for Cybersecurity.

-	Andrey Rego, previously head of the Department of Regulatory Policy and Interaction with Federal Authorities at MTS, was appointed Vice President for Government Relations. Ruslan Ibragimov, the former Vice President for Government Relations and Board member of MTS, is leaving the company due to the expiration of his employment contract.

Debt

In June, MTS issued RUB 10bn series 001P-21 exchange-traded bonds on MOEX with a maturity of four years and a coupon rate of 9.65%. MTS intends to use the funds for general corporate purposes and optimization of its debt portfolio.

***

In August, MTS successfully completed the simultaneous placement of bonds from two issuers that are full-fledged participants of the same ecosystem – MTS and MTS Bank. MTS issued RUB 20 bn series 001P-22 exchange-traded bonds with a maturity of two years and a coupon rate of 8.30% per annum and MTS Bank issued – RUB 7 bn series 001P-02 exchange-traded bonds with a maturity of three years and a coupon rate of 9.55% per annum.

M&A

In April, MTS announced that the MTS Venture Fund had invested RUB 72 m in Bartello, an online food and beverage ordering service. Bartello, which allows restaurant customers to order and pay for refreshments without calling a waiter, will be integrated into the MTS Live app to allow attendees to place online orders during concerts, music festivals, and other events.

***

In April, MTS announced the acquisition of a stake in Gulfstream Security Systems JSC (operating under the Gulfstream brand), one of Russia’s leading providers of digital safeguard systems for residential households, automobiles, and commercial real estate, in a move aimed at expanding MTS’s Smart Home business vertical. Under the terms of the deal, MTS acquired 58.38% of the shares in the company for approximately RUB 2.0 bn. Gulfstream provides comprehensive solutions to safeguard against burglary, theft, fire, and water damage, as well as an IT platform for digital smart home services. The company’s advanced solutions cover a full range of customer needs, from private homes and apartments to retail stores and corporate offices.

***

In July, MTS announced the acquisition of a 100% stake in Bronevik Online LLC and Bronevik Company LLC (Bronevik Group, one of the market leaders in online hotel booking). The acquisition is aimed at developing a new business line, MTS Travel, in the tourism industry. Bronevik Group was founded in 2008 and today is one of the market leaders in online hotel booking, transfer and related services. It develops private and business tourism by providing accommodation booking services in Russia, neighboring countries and beyond. The Group’s database includes more than thirty five thousand accommodation facilities in more than three thousand communities.

***

In July, MTS announced the acquisition of a controlling stake in the Webinar group of companies (the Webinar Meetings, Webinar.ru, We.Study and COMDI brands), the largest Russian developer of services for online meetings, events, training and webinars. Founded in 2008, today it is the leader among Russian videoconferencing solutions and video services for corporations. Over the previous 12 months, more than 22 million users had used Webinar products, and more than 10,000 organizations had become clients during the period. Webinar services are included in the register of domestic software and have their own server infrastructure in Russia.

***

In July, MTS acquired a 25% stake in New Digital Solutions LLC, a joint venture to develop 5G technology, which brings together Russia’s largest telecom operators. The goal of the joint venture is to provide radio frequency resources to build 5G mobile networks in Russia.

***

In August, MTS Corporate Venture Fund invested in the Belarusian start-up LogicLike, an online educational platform for the development of logic and reasoning in children. Now, LogicLike’s interactive courses and games for children’s comprehensive educational development are available to both new and existing subscribers of MTS’s ‘NETARIF’ Junior.

Cloud & IoT

In June, MTS launched a cloud-based video surveillance service as an off-the-shelf solution enabling business customers to quickly set up round-the-clock video monitoring of any facility with a minimum of costs and equipment.

***

In June, MTS completed the deployment of the largest nationwide network using the NB-IoT standard for the Internet of things in all regions of its operations. The company plans to become a key provider of IoT services for energy, industrial, and agricultural companies, as well as large federal smart city projects.

***

In June, MTS announced that the GreenBushDC data center, part of the MTS infrastructure network, had been certified by the Uptime Institute, an independent international certification body, for Tier III fault tolerance. This status confirms that the data center meets standards for the highest degree of reliability in terms of protecting customer data and equipment.

***

In August, MTS announced the launch of its proprietary Smart Lock, the first IoT solution in Russia for keyless access at protected facilities. The solution is a vandal-resistant lock with a built-in NB-IoT radio module that can be opened and locked remotely from a mobile application, via a web interface or by calling an operator.

Innovation

In June MTS launched MTS Remote Play, a service for remote use of computing capabilities of computers via wired and mobile networks based on edge computing technologies. As a result, users will be able to remotely run “heavy” games with a high level of signal delay requirements on any gadgets, work with programs for editing graphics, video and other services installed on PCs.

Partnerships

In August, MTS announced the development of a new type of partnerships with regional operators to create and promote joint convergent products. The project will enable MTS together with high-quality local operators to offer popular products and digital services (fixed broadband, mobile connectivity, KION OTT platform and/or IPTV) on regional markets.

Q2 2022 Conference Call Details

MTS management will be holding a conference call on August 18, 2022 to discuss the results beginning at: 6:00 p.m Moscow time (MSK).

The discussion will be the webcast in English and Russian, where viewers will also be able to participate in a question and answer session via chat section, at the following link:

https://mtsgroup.comdi.com/watch/enmt0mrm

Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the situation in Ukraine, the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural person by the United States, European Union, United Kingdom and certain other states, responsive measures of regulatory, legislative and other nature made by Russian authorities as a reaction to foreign sanctions and restrictive measures, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks, as well as potential aggravation of existing risk factors or appearance of new.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows11:

Group (RUB bn)	Q2’21	Q3’21	Q4’21	Q1’22	Q2’22
Operating profit	30.4	33.4	25.7	26.7	22.3
Add: D&A	26.7	27.8	29.6	29.5	29.2
Loss from impairment of non-current assets	-	-	-	0.2	0.3
Adjusted OIBDA	57.1	61.3	55.4	56.4	51.8

Russia (RUB bn)	Q2’21	Q3’21	Q4’21	Q1’22	Q2’22
Operating profit	29.8	32.8	25.3	25.7	22.2
Add: D&A	26.2	27.2	29.0	28.9	28.7
Loss from impairment of non-current assets	-	-	-	0.2	0.3
Adjusted OIBDA	56.0	60.0	54.4	54.9	51.2

Armenia (RUB m)	Q2’21	Q3’21	Q4’21	Q1’22	Q2’22
Operating profit	463	390	346	528	528
Add: D&A	517	632	594	595	462
OIBDA	980	1022	940	1123	990

11 Totals may add up differently due to rounding.

OIBDA and OIBDA margin can be reconciled to our operating margin as follows12:

Group	Q2’21	Q3’21	Q4’21	Q1’22	Q2’22
Operating margin	23.9%	24.5%	18.1%	20.2%	17.5%
Add: D&A	21.1%	20.4%	20.9%	22.4%	22.9%
Loss from impairment of non-current assets				0.2%	0.2%
Adjusted OIBDA margin	45.0%	44.8%	39.0%	42.7%	40.6%

Russia	Q2’21	Q3’21	Q4’21	Q1’22	Q2’22
Operating margin	23.8%	24.3%	18.1%	19.8%	17.6%
Add: D&A	20.9%	20.2%	20.7%	22.3%	22.8%
Loss from impairment of non-current assets	-	-	-	0.2%	0.2%
Adjusted OIBDA margin	44.7%	44.5%	38.8%	42.2%	40.6%

Armenia	Q2’21	Q3’21	Q4’21	Q1’22	Q2’22
Operating margin	26.7%	20.2%	18.4%	25.4%	28.7%
Add: D&A	29.8%	32.8%	31.6%	28.6%	25.1%
OIBDA margin	56.6%	53.0%	49.9%	54.0%	53.8%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	6m21	9m21	12m21	3m22	6m22
Group free cash flow	-10.0	-5.9	27.7	-33.6	-13.6
Less: Bank free cash flow	-28.1	-30.1	-27.5	-13.6	-8.3
Less: Сash proceeds from sale of VF Ukraine	1.3	1.3	1.3	-	-
Free cash flow ex-Bank and cash proceeds from sale of VF Ukraine	16.8	22.9	53.9	-20.0	-5.3

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

12 Totals may add up differently due to rounding

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Consolidated financial statements

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Service revenue	237,604	218,336	119,922	111,776
Sales of goods	22,135	30,916	7,851	15,172
Revenue	259,739	249,252	127,773	126,948

Cost of services	(73,954)	(61,844)	(37,587)	(31,609)
Cost of goods	(20,054)	(30,242)	(6,999)	(14,912)

Selling, general and administrative expenses	(50,866)	(45,637)	(26,612)	(24,185)
Depreciation and amortization	(58,755)	(53,487)	(29,210)	(26,731)
Operating share of the profit of associates and joint ventures	2,294	2,994	954	1,700
Impairment of non-current assets	(489)	9	(282)	4
Other operating expenses	(8,925)	(2,209)	(5,697)	(856)
Operating profit	48,990	58,836	22,340	30,359

Other non- operating income / (expenses):
Finance income	356	1,557	(47)	693
Finance costs	(30,958)	(19,066)	(16,608)	(9,601)
Other non-operating income	5,392	1,333	9,862	1,015
Total other non-operating expenses, net	(25,210)	(16,176)	(6,793)	(7,893)

Profit before tax from continuing operations	23,780	42,660	15,547	22,466

Income tax expense	(5,979)	(9,287)	(3,465)	(5,138)

Profit for the period from continuing operations	17,801	33,373	12,082	17,328

Discontinued operation:

Profit after tax for the period from discontinued operation	(2,666)	439	(967)	140

Profit for the period	15,135	33,812	11,115	17,468

Profit for the period attributable to non-controlling interests	(330)	(422)	(166)	(246)

Profit for the period attributable to owners of the Company	14,805	33,390	10,949	17,222

Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(5,268)	496	(7,715)	248
Net fair value (loss)/income on financial instruments	(85)	-	1,400	-
Other comprehensive (loss) / income for the period	(5,353)	496	(6,315)	248

Total comprehensive income for the period	9,782	34,308	4,800	17,716
Less comprehensive income for the period attributable to the noncontrolling interests	(330)	(422)	(166)	(246)

Comprehensive income for the period attributable to owners of the Company	9,452	33,886	4,634	17,470

Weighted average number of common shares outstanding, in thousands - basic Earnings per share attributable to the Group - basiс:	1,674,569	1,715,450	1,684,311	1,704,085
EPS from continuing operations	10.43	19.21	7.07	10.02
EPS from discontinued operation	(1.59)	0.26	(0.57)	0.08
Total EPS - basic	8.84	19.47	6.50	10.10

Weighted average number of common shares outstanding, in thousands - diluted Earnings per share attributable to the Group - diluted:	1,700,788	1,717,143	1,709,952	1,705,433
EPS from continuing operations	10.27	19.19	6.97	10.02
EPS from discontinued operation	(1.57)	0.26	(0.57)	0.08
Total EPS - diluted	8.70	19.45	6.40	10.10

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND AS OF December 31, 2021

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2022	2021
NON-CURRENT ASSETS:
Property, plant and equipment	313,617	311,250
Investment property	1,995	2,498
Right-of-use assets	123,665	132,343
Intangible assets	153,207	142,951
Investments in associates	6,839	8,735
Other investments	8,025	4,591
Deferred tax assets	13,356	11,683
Accounts receivable, related parties	1,420	5,000
Bank loans to customers and interbank loans due from banks	118,116	118,342
Other financial assets	3,428	9,335
Other non-financial assets	5,873	5,790
Total non-current assets	749,541	752,518

CURRENT ASSETS:
Inventories	13,748	18,981
Trade and other receivables	33,641	37,897
Accounts receivable, related parties	3,567	2,287
Bank loans to customers and interbank loans due from banks	85,501	87,594
Short-term investments	20,607	28,972
VAT receivable	10,185	11,746
Income tax assets	1,532	2,021
Assets held for sale	2,132	549
Cash and cash equivalents	57,850	40,590
Other financial current assets	23,199	27,349
Advances paid and prepaid expenses, contract and other non-financial current assets	11,955	5,314
Total current assets	263,917	263,300

Total assets	1,013,458	1,015,818

EQUITY:
Equity attributable to owners of the Company*	-35,123	9,766
Non-controlling interests	5,167	4,838
Total equity	-29,956	14,604

NON-CURRENT LIABILITIES:
Borrowings	357,343	350,300
Lease obligation	126,709	135,800
Bank deposits and liabilities	2,042	14,313
Deferred tax liabilities	19,687	17,901
Provisions	10,329	7,288
Other financial liabilities	2,841	180
Other non-financial liabilities	1,985	2,012
Total non-current liabilities	520,936	527,794

CURRENT LIABILITIES:
Trade and other payables	101,504	72,078
Accounts payable, related parties	1,590	4,107
Borrowings	139,815	111,839
Lease obligation	18,414	18,709
Bank deposits and liabilities	200,882	207,055
Income tax liabilities	1,379	768
Provisions	14,240	17,479
Other financial liabilities	176	202
Other non-financial and contract liabilities	44,478	41,183
Total current liabiliites	522,478	473,420

Total equity and liabilities	1,013,458	1,015,818

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2022	June 30, 2021
Profit for the period	15,135	33,812

Adjustments for:
Depreciation and amortization	58,825	53,545
Finance income	(356)	(1,557)
Finance costs	30,969	19,070
Income tax expense	5,934	9,254
Net foreign exchange gain and change in fair value of financial instruments	(4,024)	(1,630)
Share of the (profit) / loss of associates	(2,412)	(3,082)
Inventory obsolescence expense	1,002	637
Allowance for doubtful accounts	1,225	62
Bank reserves	11,762	4,690
Change in provisions	(3,315)	1,334
Impairment of non-current assets	489	(9)
Other non-cash items	163	(3,555)

Movements in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables and contract assets	1,217	(4,072)
Increase in bank loans to customers and interbank loans to banks	(13,799)	(43,851)
Decrease/(Increase) in inventory	3,453	(1,481)
Decrease/(Increase) in VAT receivable	1,566	(1,382)
Decrease in advances paid and prepaid expenses	1,819	1,388
(Decrease)/Increase in trade and other payables, contract liabilities and other liabilities	(14,510)	1,397
(Decrease)/Increase in bank deposits and other bank liabilities	(9,138)	6,932

Dividends received	2,057	2,062
Income taxes paid	(5,864)	(7,615)
Interest received	513	1,013
Interest paid, net of interest capitalised	(28,718)	(18,732)
Net cash provided by operating activities	53,994	48,230

CASH FLOWS FROM INVESTING ACTIVITIES:
Aquisition of subsidiary, net of cash acquired	(7,134)	(4,621)

Purchases of property, plant and equipment	(40,599)	(35,698)
Purchases of other intangible assets (excl. cost to obtain contracts)	(18,811)	(19,450)
Cost to obtain and fulfill contracts, paid	(2,109)	(1,823)
Proceeds from sale of property, plant and equipment and assets held for sale	1,842	2,177
Purchases of short-term and other investments	(1,304)	(7,586)
Proceeds from sale of short-term and other investments	7,681	6,214
Investments in associates	(700)	(60)
Cash payments related to swap contracts	(821)	(108)
Proceeds from sale of subsidiaries	(86)	1,272
Other investing activities	379	125
Net cash used in investing activities	(61,662)	(59,558)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(11,512)	(2,680)
Proceeds from loans	47,383	1,714
Repayment of notes	(20,523)	(10,813)
Proceeds from issuance of notes	29,900	4,350
Notes and debt issuance cost paid	(135)	(96)
Lease obligation principal paid	(7,837)	(8,465)
Dividends paid	(9)	(1)
Repurchase of common stock	-	(15,691)
Other financing activities	(1,900)	-
Net cash provided by / (used in) financing activities	35,367	(31,682)

Effect of exchange rate changes on cash and cash equivalents	(10,436)	(133)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	17,263	(43,143)

CASH AND CASH EQUIVALENTS, at beginning of the period	40,590	85,469

CASH AND CASH EQUIVALENTS, at end of the period	57,853	42,326

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: August 18, 2022